2016-10-26

PRESS RELEASE

Oasmia convenes an extraordinary general meeting on the 21 November, 2016.

Uppsala, Sweden, October 26, 2016 -- Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company convenes to an extraordinary general meeting.

As previously announced on October 24 2106 Oasmia intended to convene to an extraordinary general meeting the 21 November 2016. The notice to the extraordinary general meeting is published in its entirety below. The notice will be published in Post- och Inrikes tidningar on Thursday 27 October, 2016 and on the same day an announcement will be made in the newspaper Dagens Nyheter.

NOTICE OF EXTRAORDINARY GENERAL MEETING IN

 OASMIA PHARMACEUTICAL AB (PUBL)

The shareholders of Oasmia Pharmaceutical AB (publ), 556332-6676, are hereby given notice of the extraordinary general meeting on 21 November 2016, at 10.30 a.m., at the offices of the company, Vallongatan 1, 752 28 Uppsala. The registration opens at 10.00 a.m.

Registration etc.

Shareholders who wish to participate in the general meeting must be recorded in the share register kept by Euroclear Sweden AB on 15 November 2016, and give notice of intent to participate to the company not later than 4.pm. on 17 November 2016, either by letter to Oasmia Pharmaceutical AB, Vallongatan 1, SE-752 28 Uppsala, Sweden, by fax: +46 18 51 08 73 or by e-mail: info@oasmia.com, and specify the number of assistants. Shareholders that have their shares registered in the name of a nominee must, in addition to giving notice of participation in the meeting, temporarily be recorded in the share register in their own names to be able to participate in the meeting. Such registration must be effectuated on 15 November 2016, at the latest. Shareholders represented by an agent shall to the agent issue a written and dated proxy, and shall submit the proxy to the company prior to the general meeting. The proxy and any other authorization documents, such as registrations, shall be available at the meeting. Such authorization documents should also be attached to the notice. For those who wish to be represented by agents, the company provides proxy templates which are available on the company’s website, http://www.oasmia.com.

Agenda

  Election of chairman of the meeting
  Preparation and approval of the voting list
  Approval of the agenda
  Election of one or two persons to verify the minutes in addition to the chairman
  Determination as to whether the meeting has been properly convened
  Determination of the number of Directors
  Election of board members and Chairman of the Board of Directors
  Determination of remuneration to the to the Chairman of Board of Directors
  Resolution on the board’s proposal to issue warrants, 2016:1
  Resolution on Alceco International S.A.’s proposal to issue warrants, 2016:2
  Closing of the meeting

The nomination committee proposes as follows

Notice of proposals in 6, 7 and 8 shall apply for the period until the end of the next Annual General Meeting, otherwise the decisions from the Annual General Meeting the 26 of September will remain unchanged.

Determination of the number of directors (item 6)

The shareholders of Oasmia decided at the Annual General Meeting the 26 September 2016 that the Board of Directors shall, for the period until the next Annual General Meeting, compose of six ordinary Directors, no deputies.

The nomination committee has given notice of proposal, at the extraordinary general meeting, that the Board of Directors shall be extended by one ordinary board member and that it shall, consist of seven ordinary board members, no deputies. The decision shall be conditional upon that the extraordinary General Meeting in accordance with the proposals in paragraphs 7, 8, and 10.

Election of board members (item 7)

The shareholders of Oasmia decided at the Annual General Meeting the 26 September 2016 that the Board of Directors shall, for the period until the next Annual General Meeting, re-elect Julian Aleksov, Horst Domdey, Bo Cederstrand, Alexander Kotsinas, Lars Bergkvist and Hans Sundin as board members.

The nomination committee has given notice of proposal, at the extraordinary general meeting, in addition to the board members elected at the Annual General Meeting, to elect Anders Lönner as a member and also Chairman of the Board and Julian Aleksov as member and Vice Executive Chairman of the Board.

Anders Lönner is born 1945 and is Executive Chairman of the Board of Directors of Karo Pharma AB. Previous experience as President and CEO, board member of Valeant Pharmaceuticals International Inc., President for Astra Läkemedel with responsibilities including Astra’s Scandinavian subsidiary, President for Karo Bio AB and Chairman of Läkemedelsindustriföreningen (LIF). Anders Lönner is medicine Honorary Doctors at Karolinska Institutet.

The decision shall be conditional upon that the extraordinary General Meeting in accordance with the proposals in paragraphs 6, 8,10.

Determination of remuneration to the Chairman of board of directors (item 8)

The nomination committee has given notice of proposal, at the extraordinary general meeting, that the fee to the Chairman of the Board of Directors shall be SEK 300 000.

The board’s proposal to issue warrants, 2016:1 (item 9)

The board of directors of Oasmia Pharmaceutical AB (publ) proposes that the general meeting resolves to issue warrants and to transfer the warrants in accordance with the following.

1	Issue of warrants

1.1	The board proposes that the general meeting resolves on a directed issue of maximum 3 000 000 warrants, entailing an increase in the company’s share capital on full exercise of the warrants amounting to a maximum of SEK 300 000. The following terms shall apply.

1.2	The right to subscribe for warrants is only given to the wholly owned subsidiary Oasmia Animal Health AB u.ä.t. Oasmia Incentive AB, 556519-8818, with a right and obligation to transfer the warrants in accordance with section 2. No excess subscription is allowed.

1.3	The reason for derogation from the shareholders’ pre-emption rights is to implement an incentive programme through which employees, by an own investment, participates in and works for a positive growth of value of the company’s share for the period that the programme covers, and to ensure that the company can keep and recruit qualified and motivated personnel.

1.4	The warrants shall be issued free of charge.

1.5	Subscription is to take place within three weeks from the day of the resolution to issue warrants. The board may extend the subscription period.

1.6	Each warrant entitles the holder to subscribe for one new share of series A in the company. Shares can be subscribed for based on the warrants during the period from and including 24 November 2018 up to and including 24 January 2019.

1.7	The subscription price per share shall correspond to 150 per cent of the volume-weighted average price for the series A shares in the Company according to Nasdaq Stockholm’s official price list during the period from and including 3 October 2016 up to and including 21 October 2016.

1.8	The shares subscribed for based on the warrants shall carry a right to participate in dividends for the first time on the next record date for dividends which occurs after subscription is completed.

1.9	Warrants held by the subsidiary that are not transferred in accordance with section 2 or that is repurchased from participants, may be cancelled through a decision by the board of directors, following consent from the board of directors of the subsidiary. The cancellation shall be notified to the Swedish Companies Registration Office.

1.10	The board, or the person appointed by the board, is authorised to execute the decision and to make such minor adjustments which may prove necessary in conjunction with registration with the Swedish Companies Registration Office.

1.11	For complete terms, see appendix.

2	Approval of transfer of warrants

2.1	Entitlement to acquire warrants

The right to acquire warrants from the subsidiary is to accrue to the following categories of employees:

Category	Maximum no. of warrants per person
A. The executive committee, excluding the executive chairman of the board (4 persons)	750 000

The right to acquire warrants from the subsidiary shall only vest in the persons that, at the end of the application period, has not terminated his or her employment and is not terminated by the company.

Warrants may also be offered to future employees, whereby the same or equivalent terms shall apply, meaning, e.g., that the then current market value shall apply.

Allotment requires that the warrants can be legally acquired and that, in the board’s opinion, such acquisition can take place using a reasonable amount of administrative and financial resources.

2.2	Application and allotment

Application for acquisition of warrants shall be made from and including 22 November 2016 to and including 24 November 2016. The board is authorised to extend the application period and to instruct upon an equivalent application period for new employees that acquires shares after the end of the initial application period.

Should not all warrants have been allotted after all applied for warrants have been allotted, the remaining warrants may be allotted to other participants within either category, whereby the board of directors shall decide upon the allotment based on category, staff category and the number of warrants applied for. Such allotment may result in that the maximum number of warrants per person is exceeded.

The board of directors of the company decides upon the final allotment.

2.3	Price and payment etc.

The warrants shall be transferred on market terms at a price which is established based on a calculated market value for the warrants, applying the Black & Scholes valuation model. For acquisitions made by new staff after the initial application period, a new market value shall be established on the same basis.

Payment for allotted warrants shall be made in cash within five days after application. For acquisitions made by new staff after the initial application period, an equivalent payment date shall be decided by the board.

The warrants shall be subject to market terms, including a right for the company or the subsidiary to repurchase the warrants if the participant’s engagement with the company ends.

3	Additional information on the warrant programme

3.1	Dilution

In the event of full exercise of the warrants, 3 000 000 new shares may be issued, which corresponds to a dilution of approximately 2.5 per cent of the total number of issued shares and votes in the company after full exercise of all warrants, subject to the recalculation provisions under the warrant terms.

3.2	Impact on key figures and costs for the company etc.

The company’s earnings per share is not affected by the issue of the warrants since the present value of the warrant’s redemption price exceeds the market value for the share at the time of issue. The participants will acquire the warrants at market value, meaning that the warrants will not result in personnel costs for the company.

3.3	Preparations

The basis for the incentive programme has been prepared by the board of directors of the company. The work has been supported by external advisors and been made in consultation with shareholders. The board has thereafter decided to present this proposal for the general meeting. Except for the staff that have prepared the matter upon instruction from the board, no employee that may be in scope of the programme has participated in the preparations of the programme’s terms.

3.4	Other share related incentive programmes etc.

The company has no current share related incentive programme, except for the ones resolved upon at this general meeting.

3.5	Decision procedures

A valid resolution by the general meeting requires that the resolution is supported by shareholders representing no less than nine-tenths of the votes cast as well as the shares represented.

Alceco International S.A.’s proposal to issue warrants, 2016:2 (item 10)

The shareholder Alceco International S.A., controlling approx. 21.4 per cent of the votes and shares in the company, proposes that the general meeting resolves to issue warrants and to transfer the warrants in accordance with the following.

1	Issue of warrants

1.1	The shareholder proposes that the general meeting resolves on a directed issue of maximum 6 000 000 warrants, entailing an increase in the company’s share capital on full exercise of the warrants amounting to a maximum of SEK 600 000. The following terms shall apply.

1.2	The right to subscribe for warrants is only given to the wholly owned subsidiary Oasmia Animal Health AB u.ä.t. Oasmia Incentive AB, 556519-8818, with a right and obligation to transfer the warrants in accordance with section 2. No excess subscription is allowed.

1.3	The reason for derogation from the shareholders’ pre-emption rights is that the shareholder wishes to promote a long term shareholding by implementing an incentive programme through which the board members, by an own investment, participates in and works for a positive growth of value of the company’s share for the period that the programme covers.

1.4	The warrants shall be issued free of charge.

1.5	Subscription is to take place within three weeks from the day of the resolution to issue warrants. The board may extend the subscription period.

1.6	Each warrant entitles the holder to subscribe for one new share of series A in the company. Shares can be subscribed for based on the warrants during the period from and including 24 November 2018 up to and including 24 January 2019.

1.7	The subscription price per share shall correspond to 150 per cent of the volume-weighted average price for the series A shares in the Company according to Nasdaq Stockholm’s official price list during the period from and including 3 October 2016 up to and including 21 October 2016.

1.8	The shares subscribed for based on the warrants shall carry a right to participate in dividends for the first time on the next record date for dividends which occurs after subscription is completed.

1.9	Warrants held by the subsidiary that are not transferred in accordance with section 2 or that is repurchased from participants, may be cancelled through a decision by the board of directors, following consent from the board of directors of the subsidiary. The cancellation shall be notified to the Swedish Companies Registration Office.

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1.10	The board, or the person appointed by the board, is authorised to execute the decision and to make such minor adjustments which may prove necessary in conjunction with registration with the Swedish Companies Registration Office.

1.11	For complete terms, see appendix.

2	Approval of transfer of warrants

2.1	Entitlement to acquire warrants

The right to acquire warrants from the subsidiary is to accrue to the following categories of members of the board of directors:

Category	Maximum no. of warrants per person
A. Such board member in the company who is independent in relation to the company’s larger shareholders, meaning shareholders controlling more than ten per cent of the total number of shares or votes in the company, and who has acceded the role as chairman of the board at the extraordinary general meeting resolving upon this warrant issue (1 person)	4 000 000
B. Board members in the company who are independent in relation to the company’s larger shareholders, meaning shareholders controlling more than ten per cent of the total number of shares or votes in the company, and who is not included in category A (4 persons)	500 000

The right to acquire warrants from the subsidiary shall only vest in the persons that, at the end of the application period, are still board members of the company.

Allotment requires that the warrants can be legally acquired and that, in the board’s opinion, such acquisition can take place using a reasonable amount of administrative and financial resources.

2.2	Application and allotment

Application for acquisition of warrants shall be made from and including 22 November 2016 to and including 24 November 2016. The board is authorised to extend the application period.

Should not all warrants have been allotted after all applied for warrants have been allotted, the remaining warrants may be allotted to other participants within either category, whereby the board of directors shall decide upon the allotment based on category, staff category and the number of warrants applied for. Such allotment may result in that the maximum number of warrants per person is exceeded.

The board of directors of the company decides upon the final allotment.

2.3	Price and payment etc.

The warrants shall be transferred on market terms at a price which is established based on a calculated market value for the warrants, applying the Black & Scholes valuation model. For acquisitions made by new board members after the initial application period, a new market value shall be established on the same basis.

Payment for allotted warrants shall be made in cash within five days after application.

The warrants shall be subject to market terms, including a right for the company or the subsidiary to repurchase the warrants if the participant’s board assignment with the company ends.

3	Additional information on the warrant programme

3.1	Dilution

In the event of full exercise of the warrants, 6 000 000 new shares may be issued, which corresponds to a dilution of approximately 4.8 per cent of the total number of issued shares and votes in the company after full exercise of all warrants, subject to the recalculation provisions under the warrant terms. The total dilution for both programmes proposed at this extraordinary general meeting is approx. 7.0 per cent of the total number of shares and votes in the company after full exercise of all warrants in both programmes.

3.2	Impact on key figures and costs for the company etc.

The company’s earnings per share is not affected by the issue of the warrants since the present value of the warrant’s redemption price exceeds the market value for the share at the time of issue. The participants will acquire the warrants at market value, meaning that the warrants will not result in personnel costs for the company.

3.3	Preparations

The basis for the incentive programme has been prepared by the shareholder Alceco International S.A., controlling approx. 21.4 per cent of the votes and shares of the company. The work has been supported by external advisors. The shareholder has thereafter decided to present this proposal for the general meeting. No board member that may be in scope of the programme has participated in the preparations of the programme’s terms.

3.4	Other share related incentive programmes etc.

The company has no current share related incentive programme, except for the ones resolved upon at this general meeting.

3.5	Decision procedures

A valid resolution by the general meeting requires that the resolution is supported by shareholders representing no less than nine-tenths of the votes cast as well as the shares represented at the meeting.

Documents for the meeting

Complete proposals, documents in accordance with Chapter 14, Section 8 of the Swedish Companies Act, and all such other documentation that is required under the Swedish Companies Act will be available at the company’s website no later than on the 7 November 2016. Proxy forms will be available no later than on the 28 October.

Shares and votes

The company’s shares are issued in one series. All shares carrying equal voting rights at the General Meeting. There are in total 119 039 310 shares in the company, accordingly there are in total 119 039 310 votes.

__________

Uppsala, 25 October 2016

Oasmia Pharmaceutical AB (publ)

The Board of Directors

The information above has been made public in accordance with the Securities Market Act and the Financial Instruments Trading Act

For more information, please contact:

Julian Aleksov

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

IMPORTANT INFORMATION

Issuance, publication or distribution of this press release in certain jurisdictions could be subject to restrictions. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.30 CET on October 26, 2016.”